UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
 UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15285

NORTHWEST AIRLINES CORPORATION (“NWC”)
(Exact name of registrant as specified in its charter)

         2700 Lone Oak Parkway, Eagan, Minnesota  55121   (612) 726-2111

                       Common stock of NWC
(Title of each class of securities covered by this Form)

Common Stock of NWC;
Pass Thru Certificates of Northwest Airlines, Inc.:  Series -1999-2; -2000-1; -2001-1;
-2001-2; -2002-1; -2003-1; -2007-1; Guarantees of NWC related to the foregoing debt securities
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 13h-3(b)(10(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Northwest Airlines Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NORTHWEST AIRLINES CORPORATION

Date: December 2, 2008	By: /s/ Leslie P. Klemperer
Name: Leslie P. Klemperer
Title: Vice President & Secretary